Exhibit 99(g)(2)

Aberdeen Chile Fund, Inc.

Advisory Fee Waiver Agreement

This ADVISORY FEE WAIVER AGREEMENT (this “Agreement”), is made effective as of the 6th day of March, 2013, by and between Aberdeen Asset Managers Limited (the “Adviser”) and Aberdeen Chile Fund, Inc. (the “Fund”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, and is organized as a corporation under the laws of the State of Maryland;

WHEREAS, the Adviser and the Fund are parties to an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund in consideration of compensation from the Fund (the “Advisory Fee”); and

WHEREAS, the Adviser has voluntarily determined that it is appropriate and in the best interests of the Fund and its shareholders to waive part of the Advisory Fee (the “Fee Waiver”); and

WHEREAS, the Fund and the Adviser, therefore, have entered into this Agreement in order to effect the Fee Waiver for the Fund on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Contractual Fee Waiver.  During the Term (as defined in Section 2(a) below), and notwithstanding any provision to the contrary contained in the Advisory Agreement, the Adviser shall waive 0.21% of the annual Advisory Fee based on the Fund’s Average Weekly Base Amount, calculated weekly and paid quarterly.  The Average Weekly Base Amount is defined in the Advisory Agreement as the average of the lesser of the market value of the Fund’s outstanding shares and the Fund’s net assets, determined as of the last trading day of each week during a quarter.

2.             Term; Termination.

(a)  Term.  The term (“Term”) of the Fee Waiver shall begin on the date hereof and end on the expiration of the current term of the Advisory Agreement of the Fund, unless the Fee Waiver is earlier terminated in accordance with Section 2(b).  The Term of the Fee Waiver may be continued for any period of time thereafter provided that each such continuance is specifically approved by the Adviser and the Fund (including, with respect to the Fund, a majority of the Directors of the Fund who are not “interested persons,” as defined in the 1940 Act, of the Adviser).  Neither the Adviser nor the Fund shall be obligated to extend the Fee Waiver.

(b)  Termination.  The Fee Waiver shall terminate upon the termination of the Advisory Agreement, unless otherwise agreed by the Adviser and the Fund; or a writing duly executed by the Adviser and the Fund terminating the Fee Waiver.

3.             Miscellaneous.

(a)  Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)  Interpretation.  Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Articles or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund.

(c)  Limitation of Liability.  The obligations and expenses incurred, contracted for or otherwise existing with respect to the Fund shall be enforced against the assets of the Fund.  It is understood and expressly stipulated that neither the shareholders of the Fund nor the Directors of the Fund shall be personally liable hereunder.

(d)  Definitions.  Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Advisory Agreement or the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act.  In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order.  Otherwise the provisions of this Agreement will be interpreted in accordance with the substantive laws of the State of New York.

(e)  Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original.

(f)  Integration.  This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Adviser and the Fund with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

ABERDEEN CHILE FUND, INC.

By:	/s/ Lucia Sitar
Name: Lucia Sitar
Title: Vice President

ABERDEEN ASSET MANAGERS LIMITED

By:	/s/ Andrew Laing
Name: Andrew Laing
Title: Director

[Signature page to Advisory Fee Waiver Agreement]